FORM 4 ☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF
CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940	OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response .... 0.5

1.	Name and Address of Reporting Person*			2.	Issuer Name and Ticker or Trading Symbol			6.	Relationship of Reporting Person(s) to Issuer (Check all applicable)
	Struzeski	Kevin	D.		Carbon Energy Corporation - CRB				Director	10% Owner

	(Last)	(First)	(Middle)	3.	I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4.	Statement for Month/Day/Year		X Officer (give title below)	Other (specify below)
	1700 Broadway, Suite 1150				###-##-####		April 15, 2003		Chief Financial Officer

(Street)						5.	If Amendment, Date of Original (Month/Day/Year)	7.	Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One
	Denver	CO	80290						Reporting Person

	(City)	(State)	(Zip)
Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date	2A.	Deemed Execution Date, if any	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)
			(Month/Day/Year)		(Month/Day/Year)
							Code	V		Amount	(A) or (D)	Price

	Common stock, no par value													10,000(1)		D

	Common stock, no par value													2,500(2)		D

	Common stock, no par value													2,500(3)		D

	Common stock, no par value		04/15/03				A	V		5,000	A	0.00		5,000(4)		D

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6.	Date Exercisable and Expiration Date (Month/Day/Year)

									Code	V		(A)	(D)		Date Exercisable	Expiration Date

	Employee call option		$4.625												11/16/99	11/16/03

	Employee call option		$5.50												10/14/00	10/13/09

	Employee call option		$5.863												12/31/01	12/12/09

	Employee call option		$7.99												03/01/03	02/29/12

	Employee call option		$10.13		04/15/03				A	V		5,000			01/01/04	12/31/12

7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Title	Amount or Number of Shares

	Common stock	20,000				20,000		D

	Common stock	25,000				25,000		D

	Common stock	5,000(5)				5,000		D

	Common stock	5,000(6)				5,000		D

	Common stock	5,000(7)				5,000		D

Explanation of Responses:

(1)
These shares are issued under a restricted stock plan and are subject to forfeiture until vested. One-third of these shares vest on each anniversary of the date of grant, commencing October 14, 2000.

(2)
These shares are issued under a restricted stock plan and are subject to forfeiture until vested. One-third of these shares vest on each anniversary of the date of grant, commencing December 13, 2001.

(3)
These shares are issued under a restricted stock plan and are subject to forfeiture until vested. One-third of these shares vest on each anniversary of the date of grant, commencing March 1, 2003.

(4)
These shares are issued under a restricted stock plan and are subject to forfeiture until vested. One-third of these shares vest on each anniversary of the date of grant, commencing January 1, 2004. These shares were issued effective as of January 1, 2003.

(5)
Shares subject to these options vest one-third on each anniversary of the date of grant, commencing December 13, 2001.

(6)
Shares subject to these options vest one-third on each anniversary of the date of grant, commencing March 1, 2003.

(7)
Shares subject to these options vest one-third on each anniversary of the date of grant, commencing January 1, 2004. These shares were issued effective as of January 1, 2003.

/s/ Kevin D. Struzeski	April 16, 2003
**Signature of Reporting Person	Date
Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form4.htm
Last update: 09/05/2002